REVIWED FINANCIAL STATEMENTS

Grazr Inc.
For Period from September 4th, 2019 (inception) to December 31st, 2019
With Independent Accountant's Review Report

JUN WANG, CPA

138-37 Jewel Ave, APT 2C
Flushing, NY 11367
Tel (917) 775-8573
Fax (800)887-4388
Email: junwang1999@gmail.com

GRAZR INC.

Reviewed Financial Statements
For the Period from September 4 (inception) to December 31, 2019

CONTENTS

Report of Independent Auditor

The Board of Directors

We have reviewed the accompanying consolidated financial statements of Grazr Inc. (a corporation), which comprise the balance sheet as of December 31st, 2019, the related consolidated statement of income, change in shareholder's equity and statement of cash flows for the period from September 4th, 2019 (inception date) to December 31st, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jun Wang, CPA
December 8, 2020

See independent accountant's review report and accompanying notes to financial statements.

GRAZR INC.
BALANCE SHEET
AS OF DECEMBER 31, 2019

ASSETS		
Current Assets		
Cash	$	13,184
Total Current Assets		13,184
Fixed Assets		
Intangible Assets		0
Total Fixed Assets		0
TOTAL ASSETS		13,184
LIABILITIES		
Current Liabilities		
Accounts Payable		0
Credit Cards		0
Other Current Liabilities		0
Total Current Liabilities		0
Long-term Liabilities		
Loan from Shareholders		10,000
Total Long-term Liabilities		10,000
TOTAL LIABILITIES		10,000
EQUITY		
Retained Earnings		(6,816)
Common Stock		10,000
		3,184
TOTAL EQUITY		
TOTAL LIABILITIES AND EQUITY	$	13,184

See independent accountant's review report and accompanying notes to financial statements.

INCOME		
Other Income	$	0
Total Income		0
EXPENSES		
Software Subscriptions		5,816
Professional Fees		1,000
Other Expenses		0
Total Expense		6,816
NET INCOME (LOSS)	$	(6,816)

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GRAZR INC.
CHANGE IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM SEPTEMBER 4 TO DECEMBER 31, 2019

| | Total | Issued Common Stocks | | Additional Paid-In Capital | Retained Earning Owner Equity |
		Number	Amount		
BALANCE, SEPTEMBER 4, 2019	$ 0	-	-	$ -	$ -
NET INCOME (LOSS)	$ (6,816)				$ (6,816)
CONTRIBUTION	$ 10,000	1,500,000	$ 10,000		
BALANCE, DECEMBER 31, 2019	$ 3,184	1,500,000	$ 10,000	$ 0	$ (6,816)

See independent accountant's review report and accompanying notes to financial statements.

4

CASH FROM OPERATING ACTIVITIES

Net Income	$	(6,816)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable		0
Credit Cards		0
Net cash provided by operating activities		0

CASH FROM INVESTING ACTIVITIES

Investments		0
Net cash provided by investing activities		0

CASH FROM FINANCING ACTIVITIES

Stock Purchases		10,000
Shareholder Loans		10,000
Net cash provided by financing activities		20,000

NET CASH INCREASE FOR PERIOD 13,184

CASH AT END OF PERIOD $ 13,184

NOTE 1:   *ORGANIZATION AND NATURE OF OPERATIONS:*

Grazr Inc. ("The Company") is a corporation organized under the laws of the State of Delaware and domiciled in Tennessee. The Company was founded on September 4th, 2019, and is an online platform that hosts a marketplace for the sale and processing of livestock from farmer to consumer.

NOTE 2:   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary,

to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of Tennessee. However, the Company have not filed a corporate tax return as of date of the issuance of the review, and may be subject to penalty.

NOTE 3:   ***EQUITY:***

Under the Company's original articles of incorporation in effect, the Company authorized 10,000,000 shares of $0.001 par value Common Stock.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of December 8th, 2020, 8,000,000 common stocks were issued and are outstanding. Tom Cunningham and Anthony Laney, the founders of the Company, each hold 4,000,000 common stocks.

NOTE 5:   ***DEBT:***

The Company has obtained two loans of $5,000 each with no interest from the Company's shareholders in 2019.

NOTE 6:   ***CONCENTRATION OF CREDIT RISK:***

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

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NOTE 8: *RELATED PARTY TRANSACTIONS:*

The Company has obtained two loans of $5,000 each with no interest from the Company's founders, Tom Cunningham and Anthony Laney.

NOTE 9: *SUBSEQUENT EVENTS:*

Management considered events subsequent to the end of the period but before December 8th, 2020, the date that the financial statements were available to be issued.

On September 17, 2020, 3,250,000 common stocks were issued to Tom Cunningham and another 3,250,000 common stocks to Anthony Laney. They are both founders of the Company.